				EXHIBIT 7.1

Axtel, S.A.B. de C.V. And Subsidiaries
Computation of ratio of earnings to fixed charges (According to Mexican Gaap)
(Thousand pesos of constant purchasing power as of December 31, 2007, except ratios)

	Years ended December 31,
	2003	2004	2005	2006	2007

Income before income taxes	$1,636,048	$81,797	$474,961	$338,310	$872,766

Fixed charges:
Interest Expense	256,788	305,674	411,207	482,735	925,049
Amortization of deferred charges	13,033	7,624	9,619	35,292	67,715
Operating leases @ 33%	75,708	105,834	123,452	131,205	150,961
Total Fixed Charges:	345,529	419,132	544,278	649,232	1,143,725

Income before income taxes + fixed charges	1,981,577	500,929	1,019,239	987,542	2,016,491

Ratio of earnings to fixed charges	5.73	1.20	1.87	1.52	1.76

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes, plus fixed charges.
Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs and 33% of lease payments, which represents the amounts considered to be the interest factor.

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